November 23, 2011

VIA EDGAR & E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel L. Gordon

Re:	American Bar Association Members / Northern Trust Collective Trust Form 10-K for the year ended December 31, 2010, filed on March 18, 2011 File No. 033-50080

Ladies and Gentlemen:

On behalf of the American Bar Association Members / Northern Trust Collective Trust (the “Collective Trust”), we are writing to supplement the Collective Trust’s Response No. 1 contained in our letter dated October 17, 2011 (the “Response Letter”). The Response Letter sets forth the Collective Trust’s comprehensive responses to the comments contained in the staff’s letter to the Collective Trust dated September 19, 2011 (the “Comment Letter”). The Comment Letter was in response to our letter dated September 9, 2011, responding to the staff’s initial comment letter dated August 29, 2011 with respect to the Collective Trust’s Form 10-K for the year ended December 31, 2010 and Forms 10-Q for the periods ended March 31, 2011 and June 30, 2011. The capitalized terms used herein without definition have the meanings assigned to such terms in the Form 10-K and in the Response Letter.

As we discussed during our conference call on November 21, 2011, in order to address the concerns expressed by the staff that additional, and more accessible, financial information relating to the SSgA funds in which the Funds invest should be made available to investors in the Collective Trust, the Collective Trust proposes to post the audited financial statements of the SSgA funds in which the Funds directly invest to a password-protected portion of the Program’s website (www.abaretirement.com) that is accessible to all the retirement plans that invest in the Funds, as well as all their participants. The SSgA fund financial statements would be posted on an annual basis, beginning, as respects fiscal year 2010, as soon as reasonably practicable after resolution of the issues resented in the Comment Letter, and as respects fiscal year 2011 and thereafter, as soon as reasonably practicable after such financial statements are made available to the Collective Trust (which is expected to be approximately 120 days after the end

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Securities and Exchange Commission

November 23, 2011

of each fund’s fiscal year). In addition, the Forms 10-K and 10-Q filed hereafter by the Collective Trust will include a reference to the accessibility of such investee financial statements on the Program’s website and instructions for accessing the financial statements electronically. Finally, the Collective Trust proposes to include in the Management’s Discussion and Analysis section of each Form 10-K filed hereafter by the Collective Trust the percentage of units of beneficial interest of each SSgA fund owned by each Fund as of the end of the fiscal year to which such Form 10-K relates and the annual (or, if shorter, since-inception) historical investment performance of each such SSgA fund through such date.

Please do not hesitate to contact me at (312) 853-7324 if you have any questions or need any additional information.

Very truly yours,

    /s/ Andrew H. Shaw

Andrew H. Shaw

/cz

cc:	Randal Rein, Principal Financial Officer, American Bar Association Members/Northern Trust Collective Trust